# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: T Stamp Inc., CIK 0001718939
CUSIP: 873048508
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 3017 Bolling Way NE Floor 2, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002032096

## Reporting persons
- DQI Holdings Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 648,354; shared voting power 0; sole dispositive power 648,354; shared dispositive power 0; aggregate amount beneficially owned 648,354 (19.6% of the class)
  Comment: (5) This includes: (i) 306,514 shares of Class A Common Stock, $0.01 par value per share, held by DQI Holdings Inc., (ii) 90,910 shares of Class A Common Stock, $0.01 par value per share, held by DQI Holdings Inc., and (iii) 250,930 warrants to Purchase Class A Common Stock $0.01 par value per share, held by DQI Holdings Inc.
  
  (11) This percentage reflects: (i) 306,514 shares of Class A Common Stock, $0.01 par value per share, held by DQI Holdings Inc., and (ii) 90,910 shares of Class A Common Stock, $0.01 par value per share, held by DQI Holdings Inc. This percentage does not reflect: (i) 250,930 warrants to Purchase Class A Common Stock $0.01 par value per share, held by DQI Holdings Inc.

## Item 1. Issuer
Name of issuer: T Stamp Inc.
Address of issuer's principal executive offices:
3017 Bolling Way NE
Floor 2, Atlanta, GA, 30305

## Item 2. Person Filing
Name of person filing: DQI Holdings Inc.
Address of principal business office or, if none, residence: 1900 Saint James Place, Suite 125, Houston, Texas 77056
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 648,354
Percent of class: 19.64
Sole power to vote or to direct the vote: 648,354
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 648,354
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DQI Holdings Inc.: /s/ Lance Wilson, Lance Wilson on behalf of DQI Holdings Inc. through the Limited Power of Attorney dated January 2, 2025 (04/30/2025)